1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
JEREMY SENDEROWICZ jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

August 16, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Marianne Dobelbower, Division of Investment Management

Re:	DBX ETF Trust (the “Trust”)

(File Nos. 333-170122 and 811-22487)

Dear Ms. Dobelbower:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to Deutsche X-trackers Bloomberg Barclays Global Aggregate Bond ETF, Deutsche X-trackers iBoxx USD Corporate Yield Plus ETF, Deutsche X-trackers Short Duration High Yield Bond ETF, Deutsche X-trackers 0-1 Year Treasury ETF, Deutsche X-trackers Lower Quality High Yield Bond ETF, Deutsche X-trackers Min Downside Volatility US Large Cap ETF, Deutsche X-trackers Min Downside Volatility Developed International ETF, Deutsche X-trackers Min Downside Volatility All World ETF, Deutsche X-trackers FTSE Developed Europe Comprehensive Factor ETF, Deutsche X-trackers FTSE Japan Comprehensive Factor ETF and Deutsche X-trackers FTSE All World ex US Comprehensive Factor ETF, each a new series of the Trust (each, a “Fund” and collectively, the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2017. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

ALL FUNDS

Comment 1.	Please consider whether a “concentration risk” should be added to the “Summary - Main Risks” section of each Fund’s prospectus.

Response 1.

If a Fund is concentrated in any one industry, sector, region or country, the Trust discloses such concentration in the “Principal Investment Strategies” section of the Fund’s prospectus. Correspondingly, to the extent a Fund is concentrated in any industry or sector, the Trust discloses such risk in the Fund’s “Main Risks” section with disclosure specifically addressing the risks of such industry or sector. To the extent a Fund is concentrated in any one region or country, the

Trust discloses such risk in the “Geographic concentration risk.” Accordingly, the Trust respectfully submits that its disclosure with respect to concentration risk is sufficient to put investors on notice of potential risks in connection with a Fund’s investment strategies.

DEUTSCHE X-TRACKERS BLOOMBERG BARCLAYS GLOBAL AGGREGATE BOND ETF, DEUTSCHE X-TRACKERS IBOXX USD CORPORATE YIELD PLUS ETF, DEUTSCHE X-TRACKERS SHORT DURATION HIGH YIELD BOND ETF, DEUTSCHE X-TRACKERS 0-1 YEAR TREASURY ETF AND DEUTSCHE X-TRACKERS LOWER QUALITY HIGH YIELD BOND ETF

Comment 2.	In the “Summary – Principal Investment Strategies” section of Deutsche X-trackers 0-1 Year Treasury ETF’s prospectus, the disclosure states that the Fund’s Underlying Index tracks the performance of U.S. Treasury securities that have a remaining maturity between one month and one year. Please confirm that the weighted average maturity of securities in the Underlying Index is greater than 60 days.

Response 2.	The Trust hereby confirms that the weighted average maturity of the securities that comprise the Underlying Index for the Fund is greater than 60 days.

Comment 3.	For each of the above Funds, please provide the name of the index provider. Additionally, in the “Summary – Principal Investment Strategies” section of the prospectus for each Fund, please disclose whether the index provider is affiliated with the Trust.

Response 3.	The disclosure has been revised accordingly.

Comment 4.	In the “Additional Information About the Funds’ Principal Investment Strategies, Underlying Indexes and Risks – Additional Investment Strategies” section of each Fund’s prospectus, the disclosure indicates that each Fund may invest in futures contracts, options on futures contracts and other types of options and swaps related to each Fund’s Underlying Index. Please confirm whether investing in derivatives will be a principal investment strategy for each Fund.

Response 4.	The Trust hereby confirms that each Fund does not use derivatives as a principal investment strategy.

Comment 5.	In the “Principal Investment Strategies” section of Deutsche X-trackers Bloomberg Barclays Global Aggregate Bond ETF’s prospectus, please define the criteria used to classify a country as either a “developed” or “emerging” market.

Response 5.	The disclosure has been revised accordingly.

Comment 6.	In the “Summary – Principal Investment Strategies” section of the prospectus for each Fund, the disclosure states that the Underlying Index for each Fund is reconstituted and rebalanced on a monthly basis. Please disclose whether the portfolio holdings of each Fund are also reconstituted and rebalanced on a monthly basis. Additionally, please disclose the index weighting methodology in this section.

Response 6.	The disclosure has been revised accordingly.

Comment 7.	With respect to Deutsche X-trackers iBoxx USD Corporate Yield Plus ETF, please consider whether “Foreign investment risk” should be included in the “Summary - Main Risks” section of the Fund’s prospectus.

Response 7.	Although the Fund will invest in U.S. dollar-denominated corporate bonds, the Fund is not limited to investing in bonds of U.S. issuers and may achieve its investment objective by investing in U.S. dollar-denominated corporate bonds issued by foreign issuers. Accordingly, the Trust believes that the inclusion of “Foreign investment risk” in the “Main Risks” section is appropriate for the Fund.

Comment 8.	In the “Additional Information about the Funds’ Principal Investment Strategies, Underlying Indexes and Risks” section of the prospectus, please revise the order in which the index descriptions are listed to reflect the order in which the Funds appear in the prospectus or disclose that the indexes are grouped by index provider.

Response 8.	The disclosure has been revised accordingly.

DEUTSCHE X-TRACKERS FTSE DEVELOPED EUROPE COMPREHENSIVE FACTOR ETF, DEUTSCHE X-TRACKERS FTSE JAPAN COMPREHENSIVE FACTOR ETF AND DEUTSCHE X-TRACKERS FTSE ALL WORLD EX US COMPREHENSIVE FACTOR ETF

Comment 9.	In the “Summary – Principal Investment Strategies” section for each Fund, please describe in plain English what is meant by the terms “value” and “momentum.”

Response 9.	The disclosure has been revised accordingly.

Comment 10.	Under the “Momentum” heading in the “Summary – Principal Investment Strategies” section of the prospectus for each Fund, we note that only the upward pricing aspect of momentum is discussed. Please supplementally explain whether the Funds limit the “momentum” strategy only to upward pricing.

Response 10.	While the concept on “momentum” may refer to both upward (positive) and downward (negative) momentum, the Funds’ Underlying Indices overweight stocks that display upward momentum over the preceding 11 months relative to other stocks in the starting universe. Accordingly, the Underlying Indices’ methodology, and thus the Funds, will emphasize investment in securities with greater upward momentum relative to other securities.

Comment 11.	Under the “Low Volatility” heading in the “Summary – Principal Investment Strategies” section of the prospectus for each Fund, please define the terms “beta” and “idiosyncratic risk.”

Response 11.	The disclosure has been revised accordingly.

Comment 12.	In the “Summary – Main Risks – Momentum securities risk” section of the prospectus for each Fund, please clarify the difference between high momentum and positive momentum.

Response 12.	The disclosure has been revised accordingly.

Comment 13.	In the “Principal Investment Strategies” section of the prospectus of Deutsche X-trackers FTSE Japan Comprehensive Factor ETF, please clarify whether the initial universe contains all large- and mid-cap equity securities from Japanese issuers.

Response 13.	The disclosure has been revised to clarify the securities that are included in the Underlying Index’s initial universe.

DEUTSCHE X-TRACKERS MIN DOWNSIDE VOLATILITY US LARGE CAP ETF, DEUTSCHE X-TRACKERS MIN DOWNSIDE VOLATILITY DEVELOPED INTERNATIONAL ETF AND DEUTSCHE X-TRACKERS MIN DOWNSIDE VOLATILITY ALL WORLD ETF

Comment 14.	It is the Staff’s position that the inclusion of “Min Downside” in the Funds’ names has the potential to be misleading to investors by suggesting safety or protection from loss. Please consider using the term “managed” in place of “Min” in accordance with the guidance issued in IM Guidance Update 2013-12.

Response 14.	While the Trust submits that the inclusion of “Min Downside” in the Funds’ names is an accurate representation of the strategy employed by the Funds’ Underlying Indexes (the Solactive Minimum Downside Volatility Indexes), the Trust has determined to rename the Funds in accordance with the Staff’s request.

Comment 15.	In the “Principal Investment Strategies” section of the prospectus for each Fund, please revise the following sentence for clarity: “In order to determine weightings by security within the Underlying Index, the Index Provider seeks to construct a portfolio of lowest absolute volatility, using an optimized approach, to provide minimum downside volatility over time.”

Response 15.	The disclosure has been revised accordingly.

* * * * *

If you have any questions, please feel free to contact me at (212) 641-5669.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz